FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of July 2017

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Announces Result of Jafco Stock Sale
2.	Nomura Reports First Quarter Financial Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: July 28, 2017	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Exhibit 1

Nomura Announces Result of Jafco Stock Sale

Tokyo, July 28, 2017— Nomura Holdings, Inc. (NHI) today announced that it has tendered and sold all of its holdings of ordinary shares in Jafco Co., Ltd. (Jafco) through a share buyback conducted by Jafco as announced in the news release issued on July 27, 2017, titled “Nomura to Participate in Jafco Share Buyback”.

1.	Number of Shares Sold

1. Number of shares sold	8,488,200 shares (representing 17.6% of shares issued and 19.1% of voting rights)[1]
2. Selling Price	JPY 4,560 (Closing price on July 27, 2017)
3. Total Amount	JPY 38.7bn

Change in Number of Shares

1. Before the transaction	8,488,200 shares (representing 17.6% of shares issued)
2. After the transaction	0 shares (representing 0.0% of shares issued)

2.	Overview

Jafco will no longer be an equity method affiliate of NHI due to completion of the transaction. However, the transaction will not affect the current business relationship between NHI and Jafco.

3.	Financial Impact

The transaction will generate pretax income of approximately JPY 9 billion which will be booked in NHI’s second quarter consolidated financial results.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

[1]	Percentages are based on shares held as of March 31, 2017.

Exhibit 2

Nomura Reports First Quarter Financial Results

•	Net revenue and income before income taxes from core businesses both up QoQ

•	International business profitable for fifth consecutive quarter

•	Retail business booked ongoing inflows into investment trusts and discretionary investments, helping lift annualized recurring revenue to Y80.9bn

•	Assets under management in Asset Management business at record high of Y46.1trn

•	Wholesale revenues up QoQ driven by stronger performance in Global Markets

•	Q1 EPS of Y15.77 and ROE of 8.1%

Tokyo, July 28, 2017—Nomura Holdings, Inc. today announced its consolidated financial results for the first quarter of the fiscal year ending March 31, 2018.

Net revenue in the first quarter was 360.8 billion yen (US$3.2 billion)1, income before income taxes was 77.4 billion yen (US$689 million), and net income attributable to Nomura Holdings shareholders was 56.9 billion yen (US$506 million).

“Pretax income from our three core businesses increased quarter on quarter, while Group pretax income declined due to a drop in non-business segment income. Our international business reported its fifth straight quarter of profits,” said Nomura Group CEO Koji Nagai.

“Recurring revenue in our Retail business continued to grow as market conditions and investor sentiment improved. We saw stronger sales of equities in the secondary markets and investment trusts as well as ongoing net inflows into investment trusts and discretionary investments.

“Assets under management in Asset Management climbed to a record high for the third straight quarter, driven by inflows into investment trusts and market factors.

“In Wholesale, Investment Banking revenues slowed due to a drop-off in overall financing mandates. But Global Markets had a stronger quarter, underpinned by smart risk management in low volatility market conditions and an uptick in client activity.

“Our focus remains to respond swiftly to changes in client needs and the market, and transform our business model to reinforce our position as Asia’s global investment bank.”

[1]	US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 112.40 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2017. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

Divisional Performance

Retail

	FY2017/18 Q1	QoQ	YoY
Net revenue	Y101.7bn	-1%	+21%
Income before income taxes	Y24.9bn	-3%	+187%

Retail reported net revenue of 101.7 billion yen, down 1 percent quarter on quarter, but up 21 percent year on year. Income before income taxes dropped 3 percent from the previous quarter and increased 2.9 times from the same quarter last year to 24.9 billion yen.

Investor sentiment improved as the market rallied and Nomura reported an uptick in sales of equities in the secondary market and investment trusts.

For investment trusts, both sales and client assets grew compared to last quarter on inflows into Indian stock funds, big data and other thematic products, and low risk products offering distributions. Net inflows lifted client assets in discretionary investments to over 2.5 trillion yen. Market factors combined with these efforts to boost client assets and annualized recurring revenue continued to grow steadily to 80.9 billion yen.

Asset Management

	FY2017/18 Q1	QoQ	YoY
Net revenue	Y28.1bn	+21%	+8%
Income before income taxes	Y13.6bn	+56%	+11%

Asset Management net revenue was 28.1 billion yen, up 21 percent quarter on quarter and 8 percent year on year. Income before income taxes rose 56 percent over last quarter and 11 percent from last year to 13.6 billion yen.

Assets under management reached a record high for the third straight quarter at 46.1 trillion yen, lifting asset management fees. Nomura also booked a gain related to American Century Investments (ACI).

The investment trust business booked ongoing inflows into ETFs and privately placed funds for regional financial institutions. A rise in the market value of equity investment trusts also contributed to increasing Nomura Asset Management’s share of the public investment trust market to over 26 percent. Nomura has also started collaborating with ACI globally, with both firms now supplying products to each other.

Wholesale

	FY2017/18 Q1	QoQ	YoY
Net revenue	Y179.3bn	+5%	-6%
Income before income taxes	Y25.4bn	-10%	-46%

Wholesale reported net revenue of 179.3 billion yen, up 5 percent quarter on quarter and down 6 percent year on year. Income before income taxes decreased 10 percent quarter on quarter and 46 percent year on year to 25.4 billion yen, largely attributable to increased bonus provisions in line with revenues and an increase in expenses related to deferred compensation.

In Global Markets, smart risk management amid low volatility and capturing business opportunities as client activity picked up in the latter half of the quarter led to an increase in revenues. Fixed Income net revenue increased 11 percent quarter on quarter as the Emerging Markets and G10 FX businesses improved. Equities net revenue grew 3 percent on an increase in Derivatives revenues in Japan and the Americas.

Investment Banking net revenue declined due mainly to seasonal factors in Japan where financing mandates dropped off compared to last quarter. However, all regions reported stronger revenues on a year-on-year basis. Japan saw an increase in DCM mandates and revenue contributions from the Solutions business such as block trades by corporates. International gross revenue continued to grow steadily driven by closer cross-divisional and cross-border collaboration and growth in M&A multi-product deals and the Solutions business such as FX and rates hedging.

Financial Position

Nomura maintains a robust financial position and a healthy balance sheet. As of the end of June, Nomura had total assets of 44.5 trillion yen and shareholders’ equity of 2.8 trillion yen. Nomura’s Tier 1 capital ratio was 19.1 percent and CET1 capital ratio was 18.1 percent under Basel III. All figures are on a preliminary basis.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is an Asia-headquartered financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2017 Nomura Holdings, Inc. All rights reserved.

2.	Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.	No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.	The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.	This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.